UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Verint Systems Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92343X100
(CUSIP Number)

February 4, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92343X100

1	NAME OF REPORTING PERSON Cadian Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,839,142
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,839,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,839,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 92343X100

1	NAME OF REPORTING PERSON Cadian Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,177,615
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,177,615
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,177,615
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 92343X100

1	NAME OF REPORTING PERSON Cadian Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,661,527
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,661,527
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,527
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 92343X100

1	NAME OF REPORTING PERSON Cadian GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,839,142
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,839,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,839,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 92343X100

1	NAME OF REPORTING PERSON Eric Bannasch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,839,142
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,839,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,839,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 92343X100

Item 1(a).	Name of Issuer:

Verint Systems Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

330 South Service Road, Melville, New York 11747.

Item 2(a).	Name of Person Filing:

Cadian Capital Management, LLC (“Cadian Capital”);
Cadian Fund LP (“Cadian Fund”);
Cadian Master Fund LP (“Cadian Master”);
Cadian GP, LLC (“Cadian GP”);
Eric Bannasch (“Mr. Bannasch” and, together with Cadian Capital, Cadian Fund, Cadian Master and Cadian GP, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Cadian Capital, Cadian Fund, Cadian GP and Mr. Bannasch is 535 Madison Avenue, 36th Floor, New York, New York 10022.

The principal business address of Cadian Master is c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, Hutchins Drive, 2nd Floor, Boundary Hall, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

Item 2(c).	Citizenship:

Cadian Capital, Cadian Fund and Cadian GP are organized under the laws of the State of Delaware.  Cadian Master is organized under the laws of the Cayman Islands.  Mr. Bannasch is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

92343X100

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP NO. 92343X100

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

On February 4, 2013, the Issuer announced the completion of the merger (the “Merger”) of Comverse Technology, Inc. (“CTI”) with and into a wholly owned subsidiary (“Merger Sub”) of the Issuer, with Merger Sub continuing as the surviving company and CTI ceasing to exist as a separate entity.  As a result of the Merger, any Shares held by CTI were canceled and each share of CTI common stock outstanding immediately prior to the effective time of the Merger was converted into the right to receive new Shares at an exchange ratio of 0.1298 Shares for each share of CTI common stock.

As previously disclosed, the Reporting Persons were party to a letter agreement with CTI dated as of May 30, 2012 (the “Letter Agreement”), pursuant to which the parties agreed, among other things, to take various actions with respect to the composition of the Board of Directors of the Issuer, the Board of Directors of Comverse, Inc., a wholly owned subsidiary of CTI, and the Board of Directors of CTI.  As a result of the Merger, and pursuant to Section 8 of the Letter Agreement, the rights and obligations of the Reporting Persons and CTI terminated and are of no further force or effect.  Accordingly, the Reporting Persons no longer hold the Shares with a purpose or effect of changing or influencing control of the Issuer.

All ownership information reported in this Item 4 is as of the close of business on February 4, 2013.

Cadian Capital

(a)	Amount beneficially owned:

4,839,142 Shares*

(b)	Percent of class:

9.2% (based upon 52,468,572 Shares projected to be outstanding immediately following the effectiveness of the Merger, as disclosed in the Issuer’s Rule 424(b)(3) Joint Proxy Statement/Prospectus dated and filed with the Securities and Exchange Commission on January 4, 2013).

CUSIP NO. 92343X100

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

4,839,142 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

4,839,142 Shares
____________________
* Consists of the Shares owned directly by Cadian Fund and Cadian Master.

Cadian Fund

(a)	Amount beneficially owned:

2,177,615 Shares

(b)	Percent of class:

4.2% (based upon 52,468,572 Shares projected to be outstanding immediately following the effectiveness of the Merger, as disclosed in the Issuer’s Rule 424(b)(3) Joint Proxy Statement/Prospectus dated and filed with the Securities and Exchange Commission on January 4, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,177,615 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,177,615 Shares

CUSIP NO. 92343X100

Cadian Master

(a)	Amount beneficially owned:

2,661,527 Shares

(b)	Percent of class:

5.1% (based upon 52,468,572 Shares projected to be outstanding immediately following the effectiveness of the Merger, as disclosed in the Issuer’s Rule 424(b)(3) Joint Proxy Statement/Prospectus dated and filed with the Securities and Exchange Commission on January 4, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,661,527 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,661,527 Shares

Cadian GP

(a)	Amount beneficially owned:

4,839,142 Shares*

(b)	Percent of class:

9.2% (based upon 52,468,572 Shares projected to be outstanding immediately following the effectiveness of the Merger, as disclosed in the Issuer’s Rule 424(b)(3) Joint Proxy Statement/Prospectus dated and filed with the Securities and Exchange Commission on January 4, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

4,839,142 Shares

CUSIP NO. 92343X100

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

4,839,142 Shares
____________________
* Consists of the Shares owned directly by Cadian Fund and Cadian Master.

Eric Bannasch

(a)	Amount beneficially owned:

4,839,142 Shares*

(b)	Percent of class:

9.2% (based upon 52,468,572 Shares projected to be outstanding immediately following the effectiveness of the Merger, as disclosed in the Issuer’s Rule 424(b)(3) Joint Proxy Statement/Prospectus dated and filed with the Securities and Exchange Commission on January 4, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

4,839,142 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

4,839,142 Shares
____________________
* Consists of the Shares owned directly by Cadian Fund and Cadian Master.

As the investment manager of Cadian Fund and Cadian Master, Cadian Capital may be deemed to be the beneficial owner of the Shares owned directly by Cadian Fund and Cadian Master.  As the general partner of Cadian Fund and Cadian Master, Cadian GP may be deemed to be the beneficial owner of the Shares owned directly by Cadian Fund and Cadian Master.  As the managing member of Cadian Capital, Mr. Bannasch may be deemed to be the beneficial owner of the Shares owned directly by Cadian Fund and Cadian Master.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

CUSIP NO. 92343X100

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 92343X100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2013

CADIAN CAPITAL MANAGEMENT, LLC

By:	/s/ D. Justin Griffith
	Name:	D. Justin Griffith
	Title:	COO / Authorized Signatory

CADIAN FUND LP

By:	Cadian GP, LLC, its General Partner

By:	/s/ D. Justin Griffith
	Name:	D. Justin Griffith
	Title:	COO / Authorized Signatory

CADIAN MASTER FUND LP

By:	Cadian GP, LLC, its General Partner

By:	/s/ D. Justin Griffith
	Name:	D. Justin Griffith
	Title:	COO / Authorized Signatory

CADIAN GP, LLC

By:	/s/ D. Justin Griffith
	Name:	D. Justin Griffith
	Title:	COO / Authorized Signatory

/s/ Eric Bannasch
Eric Bannasch